Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION** **AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION** **PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 05/06/19	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: MIAX Emerald, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX Emerald, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 01/30/18   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX EMERALD, LLC

Date: May 6, 2019

By: _Barbara J Comly_
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 6ᵗʰ day of May, 2019.

Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

19003944

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.



Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

May 6, 2019

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

> Re: MIAX Emerald, LLC ("Emerald")
> Amendment No. 2019-4 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment No. 2019-4 to the Form 1 Application of Emerald, which includes the following changes:

> Exhibit M – Updated Member List

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a member, subscriber or other user;

3. Principal business address and telephone number;

4. If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Response:

Attached is a list of the members of the Exchange as of May 2, 2019, including the information set forth in items 1-6 above.



ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050

Chicago   IL   60604

Tele #: (312) 604-8000

Approval Date: 3/1/2019

Emerald Membership Activities:

ELECTRONIC EXCH. MEMBER: CLEARANCE

International Tele #:

APEX CLEARING CORPORATION

One Dallas Center

350 N. St. Paul, Suite 1300

Dallas   TX   75201

Tele #: (214) 765-1100

Approval Date: 3/1/2019

Emerald Membership Activities:

ELECTRONIC EXCH. MEMBER: CLEARANCE

International Tele #:

BARCLAYS CAPITAL INC.

745 Seventh Avenue

New York   NY   10019

Tele #: (212) 526-7000

Approval Date: 3/1/2019

Emerald Membership Activities:

ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

BOFA SECURITIES, INC.

One Bryant Park

222 Broadway

New York   NY   10038

Tele #: (646) 743-2734

Approval Date: 3/1/2019

Emerald Membership Activities:

ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor

Chicago   IL   60603

Tele #: (312) 395-2100

Approval Date: 3/1/2019

Emerald Membership Activities:

MARKET MAKER/EEM: ORDER FLOW

International Tele #:

CITI ORDER ROUTING AND EXECUTION, LLC

11 Ewall Street, Ste. 103

Mt. Pleasant   SC   29464

Tele #: (843) 789-2080

Approval Date: 3/1/2019

Emerald Membership Activities:

ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

CITIGROUP GLOBAL MARKETS INC.

390-388 Greenwich Street

New York   NY   10013

Tele #: (212) 816-6000

Approval Date: 5/1/2019

Emerald Membership Activities:

ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor

New York   NY   10010

Tele #: (212) 325-2000

Approval Date: 3/1/2019

Emerald Membership Activities:

ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

CUTLER GROUP, LP

101 Montgomery Street, Ste. 700

San Francisco   CA   94104

Tele #: (415) 293-3956

Approval Date: 3/1/2019

Emerald Membership Activities:

MARKET MAKER/EEM: ORDER FLOW

International Tele #:

DASH FINANCIAL TECHNOLOGIES LLC

311 S. Wacker Drive, Ste. 1000
Chicago   IL   60606

Tele #: (847) 550-1730   International Tele #:

Approval Date: 3/1/2019
Emerald Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

DEUTSCHE BANK SECURITIES INC.

60 Wall Street
New York   NY   10005

Tele #: (212) 250-2500   International Tele #:

Approval Date: 3/1/2019
Emerald Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd   PA   19004

Tele #: (610) 617-2600   International Tele #:

Approval Date: 3/1/2019
Emerald Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

GOLDMAN SACHS & CO. LLC

200 West Street
New York   NY   10282

Tele #: (212) 902-1000   International Tele #:

Approval Date: 3/1/2019
Emerald Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

GROUP ONE TRADING LP

440 South La Salle, Ste. 3232
Chicago   IL   60605

Tele #: (312) 347-8864   International Tele #:

Approval Date: 3/1/2019
Emerald Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

HRT FINANCIAL LLC

4 World Trade Center
150 Greenwich Street - 57th Floor
New York   NY   10007

Tele #: (212) 293-1444   International Tele #:

Approval Date: 3/1/2019
Emerald Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. #4300
Chicago   IL   60606

Tele #: (312) 244-3300   International Tele #:

Approval Date: 3/1/2019
Emerald Membership Activities:
MARKET MAKER

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York   NY   10019

Tele #: (212) 310-9500   International Tele #:

Approval Date: 3/1/2019
Emerald Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich   CT   06830

Tele #: (203) 618-5710   International Tele #:

Approval Date: 3/1/2019
Emerald Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

J.P. MORGAN SECURITIES LLC

383 Madison Avenue

New York   NY   10179

Tele #: (201) 595-8471   International Tele #:

Approval Date: 3/1/2019

Emerald Membership Activities:

ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

JANE STREET CAPITAL, LLC

250 Vesey Street - 6th Floor

New York   NY   10281

Tele #: (646) 759-6000   International Tele #:

Approval Date: 3/8/2019

Emerald Membership Activities:

ELECTRONIC EXCH. MEMBER: ORDER FLOW

JANE STREET OPTIONS, LLC

250 Vesey Street - 6th Floor

New York   NY   10281

Tele #: (646) 759-6000   International Tele #:

Approval Date: 3/8/2019

Emerald Membership Activities:

ELECTRONIC EXCH. MEMBER: ORDER FLOW

JEFFERIES LLC

520 Madison Avenue - 11th Floor

New York   NY   10022

Tele #: (212) 284-2300   International Tele #:

Approval Date: 3/1/2019

Emerald Membership Activities:

ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 300

Chicago   IL   60603

Tele #: (312) 334-8000   International Tele #:

Approval Date: 3/1/2019

Emerald Membership Activities:

ELECTRONIC EXCH. MEMBER: ORDER FLOW

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor

NY1-100-06-01

New York   NY   10036

Tele #: (646) 743-1295   International Tele #:

Approval Date: 3/1/2019

Emerald Membership Activities:

ELECTRONIC EXCH. MEMBER: CLEARANCE

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

222 Broadway

NY3-222-12-05

New York   NY   10038

Tele #: (212) 449-1000   International Tele #:

Approval Date: 3/1/2019

Emerald Membership Activities:

ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

MORGAN STANLEY & CO. LLC

1585 Broadway

New York   NY   10036

Tele #: (212) 761-4000   International Tele #:

Approval Date: 3/1/2019

Emerald Membership Activities:

ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

OPTIVER US LLC

130 E. Randolph Street, Ste. 1300

Chicago   IL   60601

Tele #: (312) 821-9500   International Tele #:

Approval Date: 3/1/2019

Emerald Membership Activities:

MARKET MAKER

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City   NJ   07399

Tele #: (201) 413-2000

Approval Date: 3/1/2019
Emerald Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago   IL   60604

Tele #: (312) 360-2440

Approval Date: 3/1/2019
Emerald Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

International Tele #:

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 201
Bala Cynwyd   PA   19004

Tele #: (610) 617-2600

Approval Date: 3/1/2019
Emerald Membership Activities:
MARKET MAKER

International Tele #:

SUSQUEHANNA SECURITIES

401 City Avenue, Ste. 220
Bala Cynwyd   PA   19004

Tele #: (610) 617-2600

Approval Date: 3/1/2019
Emerald Membership Activities:
MARKET MAKER

International Tele #:

TWO SIGMA SECURITIES, LLC

101 Avenue of the Americas - 19th Fl.
New York   NY   10013

Tele #: (212) 625-5700

Approval Date: 3/1/2019
Emerald Membership Activities:
MARKET MAKER/EEM: ORDER FLOW

International Tele #:

UBS SECURITIES LLC

1285 Avenue of the Americas
New York   NY   10019

Tele #: (203) 719-3000

Approval Date: 3/1/2019
Emerald Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

VOLANT EXECUTION, LLC

233 S. Wacker Drive, Ste. 4040
Chicago   IL   60606

Tele #: (312) 692-5000

Approval Date: 3/1/2019
Emerald Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

VOLANT LIQUIDITY, LLC

250 Vesey Street, Ste. 2601
New York   NY   10281

Tele #: (646) 484-3000

Approval Date: 3/1/2019
Emerald Membership Activities:
MARKET MAKER

International Tele #:

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte   NC   28202

Tele #: (704) 715-6133

Approval Date: 3/6/2019
Emerald Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

International Tele #:

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago   IL   60604

Tele #: (312) 884-4000

Approval Date: 3/1/2019
Emerald Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago   IL   60604

Tele #: (312) 884-3490

Approval Date: 3/1/2019
Emerald Membership Activities:
MARKET MAKER

International Tele #:

Total Firms   38